Filed pursuant to Rule 433

Issuer Free Writing Prospectus

Registration Statement No. 333-178460

(To the Preliminary Prospectus

Supplement dated August 9, 2012)

$200,000,000

Olin Corporation

5.50% Senior Notes due 2022

Term Sheet

August 9, 2012

Issuer:	Olin Corporation

Offering Size:	$200,000,000, which reflects an increase of $25,000,000 from the preliminary prospectus supplement

Title of Securities:	5.50% Senior Notes due 2022 (the “Notes”)

Maturity:	August 15, 2022

Offering Price:	100.00%, plus accrued interest, if any, from August 22, 2012

Coupon:	5.50%

Yield to Maturity:	5.50%

Gross Proceeds:	$200,000,000

Underwriting Discount:	$3,500,000

Net Proceeds to Issuer before

Estimated Expenses:	$196,500,000

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2013

Record Dates:	February 1 and August 1

Optional Redemption:	The Issuer may redeem the Notes, in whole or in part at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed; and (ii) the present value of the Remaining Scheduled Payments (as defined in the preliminary prospectus supplement) on the Notes being redeemed on the redemption date, discounted to the date of redemption, on a semiannual basis, at the Treasury Rate (as defined in the preliminary prospectus supplement) plus 50 basis points, plus, in each case, accrued and unpaid interest on the Notes to the redemption date.

Special Mandatory Redemption:	Unless the Issuer’s acquisition of K. A. Steel Chemicals Inc. closes on or prior to the Settlement Date, an amount equal to the gross proceeds from this offering will be placed in a segregated account, together with additional cash in an amount sufficient to redeem the Notes on the latest possible special mandatory redemption date at their aggregate initial offering price plus accrued interest on the Notes from the issue date up to, but not including, the applicable special mandatory redemption date. Subject to certain conditions, the Issuer will use the funds and cash on hand to consummate the acquisition of K. A. Steel Chemicals Inc. If the acquisition is not consummated on or prior to November 20, 2012, or if the related acquisition agreement has been terminated prior to such date, then the Issuer will be required to redeem the Notes at the aggregate initial offering price plus accrued interest up to, but not including, the applicable redemption date.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Citigroup Global Markets Inc.

Wells Fargo Securities, LLC

Trade Date:	August 9, 2012

Settlement Date:	August 22, 2012 (T+9)

The Issuer expects that delivery of the Notes will be made to investors on or about August 22, 2012, which will be the 9th business day following the date of this communication (such settlement being referred to as “T+9”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next five succeeding business days will be required, by virtue of the fact that the Notes will initially settle in T+9, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing or the next five succeeding business days should consult their advisors.

Distribution:	Registered Offering

CUSIP Number:	680665 AH9

ISIN Number:	US680665AH97

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Interested parties may also obtain a prospectus and the related prospectus supplement from Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, 7th Floor, New York, NY 10038, Attention: Prospectus Department, or by calling: 1-800-294-1322 or emailing: dg.prospectus_requests@baml.com; or from Citigroup Global Markets Inc. by directing a request to Citigroup Global Markets Inc. at Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY

11220 or by calling 1-800-831-9146; or from Wells Fargo Securities, LLC, 301 South College Street, 6th Floor, Charlotte, NC 28202, Attention: High Yield Syndicate or by calling 704-745-7035.

The information in this communication is qualified in its entirety by reference to the preliminary prospectus supplement and supplements the information in the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Other information (including financial information) presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the Notes.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

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